Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 11, 2021

The following communications were made available on May 11, 2021 on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

[the written communications linked in the images above are set forth in full below]

The following written communications linked in the images above were made publicly available on May 11, 2021 on www.ConnectedContinent.com, the website maintained by CN providing information relating to its proposed combination with KCS.

FreightWaves: CN Confident in Market Share Take From Trucking Via KCS Merger

By Joanna Marsh

April 27, 2021

Railway expects higher rail volumes in 2021, particularly in second half of year

Canadian railway CN (NYSE: CNI) insists that ensuring competition among other railroads and shippers will be a priority should it succeed in merging with Kansas City Southern (NYSE: KSU).

CN and rival railway Canadian Pacific (NYSE: CP) each are seeking to acquire Kansas City Southern (KCS). CP and KCS announced their agreement to merge last month, while CN announced its plans to acquire KCS last week. Both have been aggressively seeking to win the hearts of shippers, stakeholders and the shareholders of KCS.

CN is “firmly committed to maintaining open gateways to competitors’ networks. We believe this combination will enable better solutions to our customers; [improve] speed of movement of goods from country to country, coast to coast; enhance competition; create jobs up and down the railroad; and prevent millions of tons of greenhouse gas from entering the atmosphere by converting truck traffic to the rail supply chain,” said CN President and CEO JJ Ruest during his company’s first-quarter 2021 earnings call Tuesday.

Both CN and CP anticipate that a merger with KCS would create a rail network that touches both coasts of Canada, the central U.S. and parts of Mexico.

CN executives also reiterated how a merged railway can compete with long-haul trucking. For instance, the automotive industry would benefit from a second line of service between Detroit and Kansas City, while intermodal service from Mexico to the Upper Midwest and southern Ontario could compete with truck traffic on Interstate 35, according to CN Chief Operating Officer Rob Reilly. Midwest agricultural shippers could have better access to Mexico and even to the Atlantic, Pacific and Gulf coasts, while lumber and panel buyers in Texas could have more access to CN’s forest products franchise with its fleet of over 10,000 center beams and boxcars, Reilly said.

“Right now the rail network in North America is not really designed to really be as successful as it can be for long-haul distance from, say, Mexico City all the way to Detroit and Toronto on the east or Mexico City to Wisconsin and Calgary on the west,” Russet said. “In order to do that, you know, putting two railroads together really makes it appealing.”

The timing for a merger with KCS comes as the railroads expect to benefit from the trade agreement between the U.S., Canada and Mexico, as well as from the desire to consider nearshoring and potentially moving some manufacturing operations to Mexico from China as labor costs rise in China, Ruest said. KCS has also “crystallized” its value for its shareholders, he said.

CN’s View on 2021 Volumes

CN expects carload volumes to grow in 2021, particularly in the second half of the year, when “we see the upside as the economy really starts to kick in,” Reilly said.

The railway expects continued strength for forest products and grain, and it has seen steady exports of liquified petroleum gas and other similar products.

CN is also in the process of hiring more train conductors to match staffing with forecast demand.

CN’s board has approved the acquisition of 75 locomotives over the next 12 to 24 months “to support the projected growth and economic improvement” for this year, Reilly said.

CN is focusing on optimizing earnings per share over seeking to lower its operating ratio (OR), executives said. This change in focus comes as the railway expects intermodal volumes to remain strong in 2021. Since intermodal tends to result in a lower revenue margin, it affects how low an OR can go. Investors sometimes use OR to gauge the financial health of a company.

Revenue ton miles for intermodal in the first quarter of 2021 grew 19% year-over-year to 15.2 billion amid a 23% increase in volumes.

CN’s net profit for the first quarter of 2021 fell 3.7% to CA$974 million, or $1.37 per diluted share, compared with CA$1.01 billion, or $1.42 per diluted share, in the first quarter of 2020. One Canadian dollar equals 81 cents in U.S. dollars.

For more on CN’s first-quarter financial results, go here.

The Globe and Mail: The Wrinkle in CN’s Takeover Battle with CP: Voting Trusts that Hold Unusual Sway

By Tim Kiladze

April 20, 2021

Takeover voting trusts proposed by Canada’s two pre-eminent railways are throwing a unique wrinkle into the battle for Kansas City Southern (KSU-N +0.06%), putting extra pressure on the original bidder, Canadian Pacific Railway Ltd. (CP-T -0.88%), to boost its purchase price.

Under CP’s takeover agreement with Kansas City Southern (KCS), KCS shares will be transferred to an independent trust once both companies’ shareholders approve the deal. At that time, KCS investors will be paid in full, handing them a total of US$275 in cash and CP stock no matter what the U.S. regulator ultimately decides on the takeover’s merits.

On Tuesday, Canadian National Railway (CNR-T -0.55%) revealed its own takeover proposal for KCS, worth US$325 a share in cash and stock, and said it would also use the voting trust structure for its approach.

Such trusts are rarely seen in other sectors, but they are common for railway deals – a vestige from a previous era when industry mergers were encouraged after American railways had been overbuilt. Using this model, after a deal is approved by shareholders, the target’s stock is transferred to a trust so that efficiencies can be identified and implemented as soon as regulators give their blessing.

Yet in hostile takeover fight, such as the one now playing out between CN and CP, the trusts add an interesting dynamic.

Often the winner of a hostile takeover in a highly regulated industry is the bidder that offers a compelling purchase price and presents the best chance of earning the relevant watchdog’s approval.

CN, though, does not have to make the regulatory argument to KCS shareholders. Instead, it can lure them with a proposal that is currently worth more than CP’s. On top of that, the cash portion of its offer will pay US$110 more a share.

KCS shareholders, then, could simply vote to get the best bang for their buck and walk away, even though the U.S. Surface Transportation Board’s (STB) review is not expected to finish until mid-2022.

Contrast that with what Air Transat shareholders just endured. After agreeing to Air Canada’s takeover proposal in 2019, they waited almost two years for regulatory approval, only to find out earlier this month the deal was killed by the European Commission.

For KCS shareholders, the importance of sidestepping the regulatory risk is not to be underestimated. Railways have some of the most stringent takeover rules in the United States.

However, for CN, it likely will not be as simple as offering more money. First, both bidders are offering a mix of cash and shares, and KCS shareholders may prefer holding one of those stocks over the other. Both bidders also propose to tack on a large chunk of debt to finance the cash portion of their offer – CP will add US$8.6-billion, while CN will add US$19.3-billion – and the resulting burden could weigh down one company’s balance sheet more than the other.

Largely for this reason, CP’s debt rating was downgraded by Moody’s Investors Service in March. CN, meanwhile, “is clearly paying an ‘extra full’ price [31 times KCS’s 2022 estimated earnings] and layering on a significant amount of debt in the process,” Raymond James analysts wrote in a note to clients.

It also is not clear if the trusts will be approved by the STB. (A ruling is expected in the next few weeks.) Although these trusts are common in railway deals, including in CP’s 2019 acquisition of Central Maine & Quebec Railway US Inc., last week the Department of Justice asked the STB to deny CP’s request.

Finally, KCS’s board has backed the CP merger. While shareholders are free to vote however they want, of course, board support for a rival bid is yet another hurdle to clear.

In the end, CP may simply make its deal look more compelling by sweetening the pot and raising its takeover price. Even if that derails CN’s approach, it would mean CN got its rival to pay a lot more than it intended – and that is a victory in and of itself.

The Globe and Mail: Takeover Tussle Intensifies as CN Accuses CP of Misleading Investors in Battle for Kansas City Southern

By Eric Atkins

April 22, 2021

The war of words between Canada’s two big railways heated up on Thursday, as Canadian National Railway Co. (CNR-T -0.42%) accused Canadian Pacific Railway Ltd. (CP-T -0.78%) of misleading investors in the takeover battle for a U.S. railway.

Both companies are seeking to buy the same carrier, Kansas City Southern (KSU-N +0.10%), and extend their networks to new markets in the southern United States, Mexico, the Gulf of Mexico and the Pacific Ocean.

In a letter to KCS’c chief executive officer and board of directors, CN CEO JJ Ruest accused CP of not being truthful in its campaign to discredit the Montreal company’s takeover offer.

CN is offering about 20 per cent more than CP for KCS – US$29.9-billion. CP has declined to raise its offer and is instead attempting to raise doubts about CN’s operational acumen and its prospects for winning approval from the U.S. regulator.

In a letter to KCS CEO Pat Ottensmeyer and the Missouri railway’s directors on Thursday, CN’s Mr. Ruest pushed back against those claims. He noted CN’s offer was worth more money, and that the voting trust his company has proposed to hold KCS shares before regulatory approval is granted is identical to the one planned by CP.

“Rather than acknowledge the clear and substantial superiority of CN’s proposal for KCS shareholders, CP has sought to distract investors and attack CN’s proposal with a variety of inaccurate and unfounded assertions,” Mr. Ruest said. “CP’s claims are not intended to benefit KCS shareholders, but advance CP’s own interests and deprive KCS shareholders of the full value for their shares.”

CN’s bid for KCS, announced on Tuesday, is an attempt to block the US$25.2-billion deal CP and KCS jointly announced in March. KCS shareholders and then the U.S. Surface Transportation Board would have to approve a cash-and-stock takeover by either Canadian company.

KCS said its board will review CN offer, but has yet to make a decision.

Neither KCS nor CP have set dates for shareholder votes on the takeover. CN shareholders are not required to approve its offer.

Both Canadian railways are using a two-step takeover mechanism long used in the U.S. railway industry known as a voting trust. If shareholders of the target company vote to approve a takeover, the shares are held in trust while the STB reviews the deal’s impact on competition, the public interest and other factors.

The trust is intended to preserve the target’s independence and ensure it continues to serve vital industries during a typically lengthy STB review.

Keith Creel, CP’s top executive, on Wednesday launched a scathing attack on CN and its prospects for winning approval of its trust plan, and the impact on rail customers. He called CN’s higher offer “fool’s gold” that KCS investors would never see, alleging the STB would reject the proposed trust structure and the deal itself.

However, Mr. Ruest noted the CN trust structure is identical to that proposed by CP, and both are likely to be approved. “CP’s deliberately misleading claims to the contrary are not correct,” Mr. Ruest said.

Scotiabank analyst Konark Gupta said CP appears confident its lower offer will succeed “based on its merits. It appears that CP may not be interested in raising the bid,” he said, unless KCS signals its support for CN’s offer.

KCS, the smallest of the big seven railways in North America, offers either Canadian carrier a network that extends south from Missouri to Texas, the Gulf coast and deep into Mexico. The Canadian railways say they want to capitalize on North American free trade, which has shifted the flow goods to north-south from east-west.

CP, which already shares a rail yard with KCS in Kansas City, has received support for its proposal from hundreds of rail customers and other stakeholders. In letters to the STB, the shippers say connecting the two carriers will open new markets and improve service by eliminating train handovers and delays.

CN, which notified the STB of its plan to apply for approval of the proposed takeover on April 20, has received support and opposition from railway customers.

EuroChem North America Corp. said it opposes CN’s plan because both KCS and CN serve ports on the U.S. Gulf of Mexico, and the takeover would lead to a reduction in competition. The North Dakota Grain Dealers Association said it would benefit from the CP-KCS takeover, but opposes the CN-KCS deal. “A CN-KCS combination would do nothing to benefit North Dakota shippers but would instead decrease competition overall,” the group said.

Lottridge Tire and Retreading Inc., an Ontario-based supplier to the rail industry, said it supports CN’s bid for KCS because it would foster growth in north-south trade and offer environmental benefits by replacing truck traffic with an improved rail network.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.